January 7, 2022

Via EDGAR

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Nudrat Salik
Al Pavot

Re:	Calyxt, Inc.
Form 10-K for the Year Ended December 31, 2020
Form 10-Q for the Period Ended September 30, 2021
File No. 001-38161

Ladies and Gentlemen:

Calyxt, Inc., a company incorporated under the laws of the state of Delaware (the “Company” or “Calyxt”), is in receipt of the comments of the Staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter dated December 15, 2021 (the “Comment Letter”) in respect of the Company’s filings referenced above.

Set forth below are the Company’s responses to the Comment Letter. For the Staff’s convenience, the text of the Staff’s comments is set forth below in bold, followed in each case by the Company’s response. Capitalized terms not otherwise defined in this letter have the meaning given to them in the above referenced filings.

Form 10-K for the Year Ended December 31, 2020

Short-Term Investments, page F-7

1.

Please explain why you classified your short-term investments as trading and why the corresponding cash flows have been classified as investing instead of as operating in your Statements of Cash Flows. See ASC 320 and ASC 230-10-45-20.

Response: Calyxt invested its cash and cash equivalents in a portfolio of short-term securities in early January 2020 as part of a strategy to diversify the Company’s credit risk. The acquired portfolio consisted of a number of investment-grade corporate debt securities with a range of maturities.

The securities were purchased with the intent to generally match their maturities with Calyxt’s projected monthly cash usage. Subsequently, Calyxt either held these securities to their planned maturity or liquidated them earlier in response to variations in the Company’s monthly cash usage needs.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

Calyxt advises the Staff that these securities were incorrectly disclosed as trading securities in Notes 1 and 2 to the financial statements in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

ASC 320-10-25-1(a) states that “[i]f a security is acquired with the intent of selling it within hours or days, the security shall be classified as trading.” The securities were not purchased with the intent of selling them within hours or days in accordance with ASC 320-10-25-1(a). Further, Calyxt did not intend for, and was not active in, frequent buying and selling of these investments to generate profits on short-term movements in market prices or spreads.

Calyxt also considered whether the investment portfolio should be classified as held-to-maturity, given the investment maturities were selected based on anticipated cash needs over future periods. However, in assessing ASC 320-10-25-1(c), the Company determined that as an emerging growth company with limited cash inflows, it did not have the positive intent and ability to hold these investments until their stated maturities, because the Company’s intent was to liquidate the positions either as the securities matured or as needed for liquidity purposes, depending upon the circumstances. Calyxt’s historical performance demonstrated that it did not necessarily have the ability to hold these securities to maturity.

Given that these investments should not have been classified as trading securities or as held-to-maturity securities, Calyxt believes the appropriate classification of the investments should have been as available-for-sale.

The corresponding cash flows associated with the portfolio of securities were classified as cash flows from investing activities in accordance with ASC 230-10-45-11. The unrealized gains and losses on the portfolio of securities were recorded in current earnings, as opposed to other comprehensive income, as they were not material to the Company’s reported earnings in any period presented.

While all of the short-term investments were liquidated during the course of the 2021 fiscal year, Calyxt respectfully advises the Staff that the Company will modify its future filings to reflect the presentation of its investment portfolio in the prior year as available-for-sale, consistent with Calyxt’s management’s intentions upon acquisition of the securities.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

Revenue Recognition – Product Sales, page F-9

2.	In regards to your revenue recognition policy related to product sales, please address the following:

•

We note that you may sell grain to a processor with a commitment to repurchase any soybean meal resulting from their grain crushing activity with a single net cash settlement occurring between the parties. In these instances, you recognize revenue from the sale of grain in the amount of the final net cash settlement with the processor. Please help us better understand and correspondingly expand your disclosures to better explain what consideration you gave to the guidance in ASC 606-10-25-26 as well as ASC 606-10-55-66 through 55-78 in determining your revenue recognition policy related to these sales which are subject to a repurchase agreement; and

Calyxt entered into a sale agreement in the third quarter of 2020 to sell a portion of the Company’s high oleic soybean grain inventory to a single customer, a large grain processor. Pursuant to the terms of the agreement, the processor agreed to purchase grain from Calyxt at prevailing market prices.

While the processor intended to crush the soybean grain and market the resulting oil (the primary value source from the crush), Calyxt agreed that it would market the soybean meal, the coproduct derived from the grain crush. Therefore, Calyxt entered into a separate contract with the processor for Calyxt’s purchase of the soybean meal coproduct and subsequently sold all of the meal purchased to other customers. This is the only transaction of this type the Company has entered into, and because of the change to its business model made in 2020, it does not expect to enter into any similar transactions in the future. The transaction was initiated and was completed in the third quarter of 2020 (i.e., the grain was sold to the processor and the coproduct meal was purchased by the Company in the third quarter of 2020).

In determining the Company’s policy to recognize revenue from this sale of grain in the amount of the final net cash settlement with the processor, the Company considered the consideration payable guidance in ASC 606-10-32-25 and evaluated whether the consideration payable to the processor for the purchase of the meal represented consideration paid for a distinct good or service or whether the consideration should be netted against the revenue recorded for the grain sale. Because the Company applied the consideration payable to a customer guidance for these transactions, Calyxt did not apply the repurchase guidance in ASC 606-10-25-26 as well as ASC 606-10-55-66 through 55-78 in determining the Company’s revenue recognition policy related to the transactions.

Following the consideration payable guidance, the Company determined that the payments made were not for a distinct good or service as the meal is considered highly interrelated to the grain, because both possess Calyxt specific genetic traits. Therefore, the Company accounted for the consideration paid to the customer for the meal as a reduction of the transaction price for the grain. As the consideration payable to the customer occurs at or near the same time as the transfer of the grain, the Company recognized the reduction of revenue upon the transfer of the related goods or services to the customer.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

In making the determination of whether the transaction to sell the grain was separable and distinct from the transaction to purchase the meal from the processor, Calyxt considered the guidance in ASC 606-10-25-19 and whether both (a) the customer could benefit from the soybean grain and the coproduct meal and (b) the Company’s promise to transfer the soybean grain to the customer was separately identifiable from its other promise to purchase and market the meal coproduct from the crush.

In evaluating ASC 606-10-25-19(e) Calyxt considered that soybean grain could be—and regularly is—sold on a stand-alone basis. Here, the processor purchased the grain and used its resources to crush the grain in order to obtain the soybean oil to sell to its customers. In addition, the coproduct soybean meal was a stand-alone marketable commodity and could have been marketed by the processor in the United States without any involvement from Calyxt. Although the Company’s customer, the processor, is in the business of buying soybean grain and in selling meal, in this particular instance, logistical considerations led the processor to negotiate for Calyxt to purchase and sell the coproduct soybean meal. After evaluating the facts and circumstances, Calyxt concluded that the processor could benefit from the grain purchased, the oil they retained and sold, and the meal coproduct and therefore determined that the criteria in ASC 606-10-25-19(a) for determining whether the obligations within the contract are distinct were met.

In assessing ASC 606-10-25-19(b), Calyxt considered whether the obligations for the transfer of the soybean grain and the purchase of the coproduct meal were distinct in the context of the contract. In making this determination, the most relevant factor was 606-10-25-21(c) and whether the obligation to sell the grain and the obligation to purchase the meal were highly interdependent or highly interrelated. Calyxt concluded that the Company’s grain and its meal are highly interrelated as it is not possible to obtain soybean meal without acquiring and processing soybean grain. The specific promise to sell Calyxt’s soybean grain in these transactions was conditioned on Calyxt’s promise to purchase the meal coproduct from the specific grain originally sold to the processor and was inseparable due to a number of factors, including certain regulatory requirements applicable to the Company’s soybean grain—in particular, Calyxt’s obligations were specifically related to the coproduct meal resulting from the crushing of the Company’s soybean grain, which possessed specific genetic traits such that Calyxt’s soybean meal cannot be substituted with meal produced from the crushing of other soybean grain. As a result, the contractual obligations were significantly affected by each other as the obligations to purchase the meal coproduct from Calyxt’s grain could not occur without the obligation to sell the Company’s grain. This interdependency is further supported by the requirement that the transactions net settle in cash that eliminated gross payment in cash from the customer for the grain and gross payment for the meal from Calyxt. The processor’s sole interest in the transaction was to obtain the oil with the specific genetic traits Calyxt has engineered, which could only be obtained through the purchase of all of the Calyxt grain. The processor required the unwanted meal byproduct to be returned to Calyxt, primarily for regulatory reasons, which resulted in the transactions being net cash settled.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

Given that Calyxt determined that the Company did not meet both criteria in ASC 606-10-25-19, the Company’s management determined that the purchase of the meal coproduct from Calyxt’s sold grain was not considered distinct. Calyxt’s obligation to transfer grain to the processor was possible because the processor had required the Company to purchase the coproduct meal. In negotiating the two contracts, the processor informed the Company that it would not enter into the contract to buy Calyxt’s soybean grain without the corresponding obligation for Calyxt to purchase the coproduct meal from the Company’s grain.

These transactions were finalized during the third quarter of 2020 and there were no open transactions of this type as of December 31, 2020, and no further transactions of this type have been subsequently entered into.

The Company advises the Staff that it will expand the disclosure in its forthcoming Annual Report on Form 10-K to better explain the considerations described above in determining its revenue recognition policy related to this transaction as follows:

In certain transactions occurring in the third quarter of 2020, the Company sold grain to a processor with a commitment to provide consideration to the processor in exchange for the soybean meal resulting from the grain crushing activity. The Company determined the consideration payable to the processor was not in exchange for a distinct good or service, as the soybean meal was considered highly interrelated to the grain because they both possess Calyxt specific genetic traits, and the transactions were entered into in contemplation of one another. For these transactions, the Company recognized revenue from the sale of grain in the amount of the final net cash settlement with the processor, as the consideration payable to the processor was treated as a reduction of revenue.

•

In regards to the bill and hold arrangements in which you sell grain to a processor and your storage facility continues to be used to hold the grain until such time it is requested it be delivered, please help us better understand and correspondingly expand your disclosures to better explain what consideration you gave to the guidance in ASC 606-10-55-81 in determining your revenue recognition policy related to these arrangements. Please specifically address what consideration you gave as to whether there could be additional performance obligations in these arrangements such as custodial services.

As noted by the Staff, Calyxt disclosed in its Annual Report on Form 10-K for the year ended December 31, 2020, that in certain instances, the Company may sell grain to a processor and subsequent to the sale, the processor will utilize the Company’s storage facility to hold the grain until delivery is requested. Calyxt would be responsible for all handling charges and delivery activities. In these instances, Calyxt disclosed that it recognizes revenue from the sale of grain to the processor upon the transfer of the control of the grain through the assignment of warehouse receipts, and concurrently accrues all estimated future storage, handling, and delivery costs associated with that sale.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

During 2020 and 2021, Calyxt sold harvested soybean grain to a large grain processor through several purchase orders for various quantities of grain. For certain of these soybean grain orders (e.g., approximately 750 thousand bushels of soybeans for $7.5 million in the 2020 fiscal year), the processor requested that Calyxt hold the inventory in the Company’s rented third-party storage facilities until the processor requested delivery of the grain as capacity to accept the grain at the processor’s facilities became available. Calyxt believes that this is a common market arrangement for specialty crops (e.g., Calyxt’s grain) that grain growers and grain processors encounter due to segregation requirements for the specialty crops from commodity crops, and this is especially the case during the fall harvest.

Calyxt’s contract with the processor provided that the processor would take legal title to, and risk of loss on, the grain upon execution of the purchase order and Calyxt’s assignment of third-party warehouse receipts that specifically identified the grain and its location to the processor. The warehouse receipts document the quality and quantity of the grain stored within the facility. All of the Calyxt grain was to be sold to this one processor and could not be substituted for with any other grain. The processor paid Calyxt 80% of the total contract value upon assignment of warehouse receipts with the remaining 20% paid upon delivery of the grain to the processor.

Based on the terms of the agreements with the processor, the Company determined that control transferred at a point in time, which was the date the purchase order was executed and warehouse receipts were assigned to the processor. In determining the timing of transfer of control, Calyxt assessed the indicators of the transfer of control set forth in ASC 606-10-25-30, as follows:

•	Calyxt had a present right to payment from the processor for all of the grain the processor had purchased, and per the agreements the processor paid for 80% at assignment of the warehouse receipts.

•

The processor obtained legal title to the grain upon execution of the purchase order, as provided for in the purchase order. The processor’s purchase order was executed upon the assignment of the warehouse receipts to the processor.

•

Calyxt had not transferred physical possession of the asset, as the grain would remain in a Calyxt-rented third party storage facility until delivered to the processor’s facility when the processor had capacity available. For this reason, Calyxt also further analyzed the bill-and-hold criteria in ASC 606-10-55-83, as discussed below.

•

Upon the execution of the purchase order and the assignment of the warehouse receipts over to the processor, the processor would assume all risks and rewards of ownership of the asset, including changes in the market value of the grain from that point forward. In making this assessment, Calyxt considered that the processor:

•	had the rights to appreciation and depreciation in the value of the asset;

•

had unrestricted usage of the asset, as the processor could request delivery at any time, generally to a single facility owned and operated by the processor, although Calyxt could have been asked to deliver to another location with a modification of delivery point in the agreements;

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

•	had the ability to modify the asset;

•	had the ability to sell or transfer the asset;

•	had the ability to grant a security interest in the asset;

•	would incur losses due to theft or damage of the asset; and

•	would incur losses due to changes in the business environment.

•

Based on the nature of the soybean grain, Calyxt believed that on the date the purchase order was executed and warehouse receipts were assigned to the processor, the processor had accepted the asset and there would be no expectation that the processor would back out of the arrangement. Because Calyxt managed an identity-preserved system across its supply chain, the Company was able to determine that the soybean grain delivered to the processor were within the broad specification of “Calyxt identity-preserved soybeans” that was required by the contract. Further, the warehouse receipts specifically identified Calyxt’s grain in specific locations. All Calyxt grain stored at these locations was designated for the benefit of the processor and no substitutions of grain were permitted to fulfill the Company’s obligation. Per ASC 606-10-55-85 to 86, the Company concluded that it could objectively determine that the nature of the soybean grain possessed and delivered to the processor met the criteria specified in the contract. Additionally, there were no unusual or nonstandard terms relating to the processor’s acceptance of the grain. Therefore, acceptance was considered a formality, and Calyxt was able to conclude that control transferred upon assignment of the warehouse receipts and execution of the purchase order.

Based on the criteria above, Calyxt determined that control of the asset transferred to the processor at the point in time the purchase order was executed and warehouse receipts were assigned to the processor. However, given that Calyxt still had the grain in its physical possession in a rented third-party warehouse at this point in time, the Company also analyzed the criteria in ASC 606-10-55-83, as follows:

•

Calyxt concluded that the reason for the bill-and-hold arrangement was substantive, as the processor had requested that Calyxt store the grain because of the processor’s lack of available space for the product and to accommodate the processor’s planned crush schedule.

•

Calyxt concluded that the product was separately identifiable as belonging to the processor. The Company transferred warehouse receipts to the processor for all grain at specified locations, demonstrating separate identification. These warehouse receipts indicated the specific grain silo and quantity of Calyxt grain that the processor had purchased and would receive under the contract. Additionally, the Calyxt grain could not be substituted for with any other grain because Calyxt’s grain was specific to what Calyxt had grown (i.e., not substitutable for by any commodity soybean grain).

•	The product was ready at the time for the physical transfer to the processor in its current state and with no further effort or costs to refine, manufacture or develop the product necessary.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

The Company verified the warehouse receipts of the grain and inspected the grain as it arrived at the warehouse from the Company’s third-party growers to verify that it met the quality standards for Calyxt grain. Therefore, the Company was able to determine that no further analysis was needed at the time the Company provided the processor with the third-party warehouse receipts. Calyxt was selling unprocessed raw soybean grain to the processor, the processing of which was the processor’s core business activity.

•

Upon the execution of the primary sales agreement, Calyxt no longer had the ability to use nor direct the use of the product to another customer. Calyxt’s role was limited to (1) being a custodian of the grain and (2) eventually delivering the grain to the processor once sufficient storage capacity was available at the processor’s facility. No non-Calyxt grain could be substituted for the grain documented in the assigned warehouse receipts once provided to the processor. Further, Calyxt was selling all of its grain from the specified harvest solely to this one processor, so there was no evaluation required of different customers or different products.

In addition, Calyxt considered, in accordance with ASC 606-10-55-84, whether the Company had any remaining performance obligations (e.g., for custodial services) related to the storage and delivery of the grain, as follows:

•

Calyxt was required to store the grain for a period up to 60 days after the execution of the contract. This obligation was deemed immaterial in the context of the contract which had a total value of $7.5 million. Therefore, this was not considered a performance obligation and no transaction price was allocated to the obligation. Calyxt accrued expected storage costs at the time it recognized revenue upon execution of the purchase order to match the expense corresponding to the revenue, and the liability was relieved upon payment of the costs.

•

Calyxt was also required to deliver the grain to the processor from the Company’s storage facilities within the 60-day storage period as the processor requested the grain. In accordance with ASC 606-10-25-18B, Calyxt elected to account for the shipping costs as costs to fulfill the promise to transfer the grain, and not a separate performance obligation. This was the first contract type with these terms, so this was also the first time Calyxt made this election. Therefore, no revenue was allocated to the obligation. Calyxt accrued all costs of shipping in the period the revenue was recognized as the revenue was recognized prior to shipment.

Based on the analysis above, Calyxt advises the Staff that the Company will enhance its disclosure regarding this arrangement in future filings as follows (marked to show additions (underlined) and deletions (~~struck~~) relative to the existing disclosure in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020):

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

“~~In certain instances, we may sell~~ The Company sold soybean grain to a processor and subsequent to the sale they ~~will utilize our~~ utilized the Company’s rented third-party storage facility to hold the grain until such time they requested it be delivered. ~~We are~~ The Company was responsible for all handling charges and delivery activities. In those instances, ~~we~~ the Company recognized revenue from the sale of grain to the processor upon the transfer of the control of the grain, ~~through the~~ which has been determined to be at the time of the issuance of the purchase order and assignment of warehouse receipts~~, and~~ to the customer. The Company determined that the reason for the arrangement was substantive, in that the customer had requested the arrangement, the product was separately identified as belonging to the customer, the product was ready for physical transfer, and the Company did not have the ability to use the product or direct it to another customer. The Company concluded that any remaining performance obligations (e.g., for custodial services) were immaterial in relation to the contract. The Company concurrently accrued all estimated future storage~~,~~ costs, as well as handling~~,~~ and delivery costs associated with that sale.”

Form 10-Q for the Period Ended September 30, 2021

Balance Sheet, page 4

3.	Please quantify the components within your inventory balance as required by Article 10-01(a)(2) of Regulation S-X.

Response:

The Company’s Annual Report on Form 10-K for the year ended December 31, 2020, disclosed the following in connection with the Company’s accounting policy for inventory: “Inventories are recorded at the lower of cost or net realizable value and include all costs of seed production and grain we purchase as well as costs to store, transport and process the grain into finished products.” Calyxt’s raw materials consist of all seed and unprocessed grain.

As of the date of filing of the Company’s Form 10-Q for the period ended September 30, 2021, all inventories held represented an immaterial amount of seed inventory and the remainder was unprocessed grain, both of which Calyxt accounts for as raw materials per the Company’s accounting policy.

Calyxt did not include the components of inventory in the financial statements of the Form 10-Q for the period ended September 30, 2021, because the Company believed that a reader would understand that all inventories were raw materials based on (1) the nature of the Company’s business activities at that time and the associated disclosures made over several quarters that Calyxt was only selling grain, not further processing soybeans, and (2) the accounting policy disclosures made in the Company’s Annual Report on Form 10-K for the year ended December 31, 2020.

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com

U.S. Securities and Exchange Commission

Division of Corporation Finance

January 7, 2022

In future filings the Company will ensure that the notes to the consolidated financial statements include the disclosures of inventory composition required by Article 10-01(a)(2) of Regulation S-X.

*   *   *   *   *   *   *

If you have any questions regarding the foregoing or would like to discuss further any of the matters raised in this response letter, please feel free to contact me at 1 (651) 401-4401.

Very truly yours,

/s/ William Koschak

William Koschak Chief Financial Officer

cc:	Debra Frimerman, Calyxt, Inc.

Peter Devlin, Jones Day

Calyxt, Inc., 2800 Mount Ridge Road, Roseville, MN 55113, USA, Phone +1 (651) 683-2807, www.calyxt.com